                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
-----------------------------------                                                                 --------------------------------
             FORM 4                                                                                           OMB APPROVAL
-----------------------------------                                                                 --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:           3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:     September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
                                                                                                    --------------------------------


1. Name and Address of Reporting Person *

   PINTO                    JAMES                    J.
   (Last)                   (First)                 (Middle)

235 Sunrise Avenue
                            (Street)

Palm Beach                  Florida                  33480
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Empire of Carolina, Inc.  (EMP)


3. IRS or Social Security Number of Reporting Person (Voluntary)



4.  Statement of Month/Year

October 1997


5. If Amendment, Date or Original (Month/Year)



6.  Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------


7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                                   Code         Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------

-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 8-92)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6. Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative         Day/                                                   Year)
                                            Secur         Year)     -------------  -------------------------  ----------------------
                                                                                                                 Date      Expira-
                                                                        Code            (A)          (D)         Exer-     tion
                                                                                                                 cisable   Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Warrants to purchase Common Stock         $1.375       10/10/97          P           625,000                  Immediat       5/6/03

Warrants to purchase Common Stock         $1.375       10/10/97          P            13,000                  Immediat       5/6/03

Convertible Series A Preferred Stock       $1.25       10/10/97          P            13,000                  Immediat       5/6/03
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------


7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock            625,000         $0.00*                             D
                                                                                       Churchill
Common Stock             13,000             **         2,683,252           I          Associates***
                                                                                       Churchill
Common Stock            100,000             **           800,000           I          Associates***
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:
*Warrants issued to Mr. Pinto in connection with the closing by the Issuer of the Further Financing pursuant to the Securities Purchase Agreement, dated as of May 5, 1997, as amended. Mr. Pinto paid no consideration in cash or property for the warrants.
**$130,000 was paid in the aggregate for the 13,000 shares of Preferred Stock and 13,000 Warrants issued in connection with the Preferred Stock. ***Securities acquired by Churchill Associates, LP, the sole general partner of which is Churchill International, Inc. of which Mr. Pinto is 50% shareholder.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.




/s/ James J. Pinto                                     11/10/97
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date
      James J. Pinto